EX-35.1
(logo) CENLAR FSB
       CENTRAL LOAN ADMINISTRATION & REPORTING


SERVICER COMPLIANCE STATEMENT (ITEM 1123)

Thornburg Mortgage Securities Trust 2008-1

Cenlar FSB


The undersigned, a duly authorized officer of Cenlar FSB, as servicer (the "Servicer") pursuant to the applicable servicing agreement, does hereby certify that:

1. A review of the Servicer's activities during the calendar year 2008 (the "Reporting Period") and of the Servicer's performance under the applicable servicing agreement has been made under my supervision; and

2. To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the applicable servicing agreement in all material respects throughout the Reporting Period.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate this 26th day of February 2009.


By: /s/ Jeanne M. Bader
Name:   Jeanne M. Bader
Title:  Senior Vice President
        Director of Loan Administration


PO Box 77400 * Ewing, NJ 08628 * 609-883-3900